EXHIBIT 12(a)

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

Six Months Ended
June 30, 2002

Excluding Interest on Deposits
Income before income taxes	$3,046

Fixed charges:

Interest expense	4,320

One-third of rents, net of income from subleases (a)	126

Total fixed charges	4,446

Less: Equity in undistributed income of affiliates	(50)

Earnings before taxes and fixed charges, excluding capitalized interest	$7,442

Fixed charges, as above	$4,446

Ratio of earnings to fixed charges	1.67

Including Interest on Deposits

Fixed charges, as above	$4,446

Add: Interest on deposits	2,655

Total fixed charges and interest on deposits	$7,101

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$7,442

Add: Interest on deposits	2,655

Total earnings before taxes, fixed charges and interest on deposits	$10,097

Ratio of earnings to fixed charges	1.42

(a)	The proportion deemed representative of the interest factor.